Exhibit 99.8

Responding to the White House AI Action Plan, ZenaTech’s ZenaDrone Launches Zena AI, Inc., a Specialized AI Development Center for US Defense and Homeland Security Applications

Vancouver, British Columbia, (July 29, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces the formation of Zena AI, Inc. (Zena AI), an AI Development Center part of its ZenaDrone US drone company subsidiary.  Zena AI will be focused on building advanced artificial intelligence software solutions for the US Department of Defense and Homeland Security agencies. The announcement comes in response to the White House’s AI Action Plan and related Executive Orders released on July 23rd that set a nationwide agenda for accelerating American-made AI systems across federal and defense sectors and boosting global exports.

Zena AI Inc. will be ZenaDrone's dedicated US AI hub, focusing exclusively on developing next-generation technologies for military, homeland security and allied mission applications. The development center will enhance ZenaDrone's ISR (Inspection, Surveillance and Reconnaissance) and related AI drone system platforms while expanding its team of top American AI software and engineering specialists.

“We believe the AI Action Plan and policy directives are a turning point for American innovation, and we’re answering that call by launching Zena AI Inc., which will be solely dedicated to developing cutting-edge autonomous drone systems,” said Shaun Passley, Ph.D., ZenaTech CEO. “This AI initiative will fast-track ZenaDrone’s R&D development and path to revenue while supporting domestic AI infrastructure development and positioning our technology for future-ready defense applications here in the US and around the world.”

On July 23, 2025, the White House released its AI Action Plan and three Executive Orders to accelerate US leadership in artificial intelligence. The plan outlines priorities in innovation, infrastructure, and international AI exports, while the orders mandate ideologically neutral AI in federal use, fast-track data center development, and promote global deployment of US AI technologies. Together, they mark a major federal push to boost domestic AI capabilities and competitiveness.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.